May 6, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Wilson K. Lee, Senior Staff Accountant

Re:	First Real Estate Investment Trust of New Jersey
Form 10-K for the Fiscal Year Ended October 31, 2015
Filed January 14, 2016
File No. 000-25043

Dear Mr. Lee:

This letter sets forth the responses of First Real Estate Investment Trust of New Jersey (the “Trust”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in the Staff’s comment letter dated April 29, 2016, with respect to the Trust’s Form 10-K for the Fiscal Year Ended October 31, 2015 (the “Form 10-K”). Disclosures containing information similar to the information set forth in the sample disclosures presented below will be included in future filings by the Trust.

Form 10-K for the fiscal year ended October 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Development Activities, page 25

1.	We note your disclosure regarding the Rotunda redevelopment and the costs incurred as of the period end date. In future periodic filings please expand your disclosures to discuss the anticipated completion dates and the estimated costs to completion for the Rotunda property and any other significant material development and/or redevelopment projects.

Response – The Trust will expand disclosures in its future Exchange Act periodic reports to discuss the anticipated completion dates and the estimated costs to complete the Rotunda redevelopment and such information for any other significant material development and/or redevelopment projects.

Note 16. Pathmark Stores, Inc. Bankruptcy Filing, page 62

2.	We note your disclosure of the loss provision related to the straight line rent receivable balance for Pathmark and how the provision had no impact on funds from operations. Since the straight line rent adjustment is a part of calculating net income and ultimately funds from operations, it appears that the loss provision did impact funds from operations. Please clarify and/or revise future periodic filings to adequately reflect what is being presented.

Response – The Trust agrees that the loss provision related to the straight line rent receivable balance for Pathmark had an impact on the non-GAAP measure defined as Funds From Operations (“FFO”). The Trust believes that Adjusted Funds From Operations (“AFFO”) is useful to investors as a supplemental gauge of operating performance, and the loss provision has no impact on AFFO. However, the Trust will revise future Exchange Act periodic reports to adequately reflect the disclosure of the loss provision and the impact on FFO and AFFO, if any.

In connection with the responses provided above, the Trust acknowledges the following:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in its filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, please contact the undersigned.

Very truly yours,
/s/ Donald W. Barney
Donald W. Barney
President, Treasurer and Chief Financial Officer